Exhibit 1
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For Immediate Release                                                4 June 2008


                              WPP GROUP PLC ("WPP")

   WPP Digital acquires stake in Yield Software, Inc., a US-based provider of internet marketing software


WPP Digital announces that it has acquired a minority stake in Yield Software, Inc. ("Yield Software"), an innovative web-based technology suite for managing internet marketing.

Yield Software has its headquarters in San Mateo, California and secured US$6.0 million in Series B funding, with WPP investing US$1.8 million. WPP joins lead investor Draper Fisher Jurvetson and existing investor WashingtonVC.

This investment continues WPP's strategy of investing in more targeted and measurable forms of advertising and strengthening its capabilities in digital media technologies.


Contact:
Feona McEwan, WPP                                      T +44 (0)20 7408 2204
www.wpp.com
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